SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31431; 812-13858]

Crow Point Partners, LLC and Northern Lights Fund Trust; Notice of Application

January 28, 2015

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from section 15(a) of the Act and rule 18f-2 under the Act.

Summary of Application: Applicants request an order that would permit them to enter into and materially amend subadvisory agreements without shareholder approval.

Applicant: Crow Point Partners, LLC ("Crow Point") and Northern Lights Fund Trust (the "Trust").

Filing Dates: The application was filed on January 12, 2011 and amended on July 11, 2011, April 4, 2012, July 22, 2014 and January 14, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on February 23, 2015, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Crow Point Partners, LLC, 25 Recreation Park Drive, Suite 110, Hingham, MA 02043-4256 and Northern Lights Fund Trust c/o Gemini Fund Services, LLC, 80 Arkay Drive, Suite 110, Hauppauge, New York 11788.

For Further Information Contact: Jaea F. Hahn, Senior Counsel, at (202) 551-6870, or David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is organized as a Delaware statutory trust and is registered under the Act as an open-end management investment company. The Trust offers shares of approximately 92 individual registered series, including the EAS Crow Point Alternatives Fund ("Crow Point Fund"). The Crow Point Fund does not currently employ unaffiliated investment subadvisers (each, a "Subadviser"), but anticipates doing so in the future.[1]

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[1]   Applicants also request relief with respect to any existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by Crow Point or any entity controlling, controlled by, or under common control with Crow Point or its successors (each an "Adviser"); (b) uses the manager of managers structure (the "Manager of Managers Structure") described in the application; and (c) complies with the terms and conditions of the application (together with the Crow Point Fund, the "Funds" and each, individually, a "Fund"). The only existing investment company that currently intends to rely on the requested order is named as an Applicant, and the Crow Point Fund is the only Fund that currently intend to rely on the requested order. If the name of any Fund contains the name of a Subadviser, the name of the Adviser will precede the

2. Crow Point, a limited liability company organized under the laws of the State of Delaware, is, and each other Adviser will be, registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Crow Point serves as the investment adviser of the Crow Point Fund, and an Adviser will serve as investment adviser to the future Funds. The Crow Point Fund has entered into an investment advisory agreement with Crow Point (an "Advisory Agreement"),[2] approved by the Trust's board of trustees (the "Board"),[3] including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust or the Adviser (the "Independent Trustees"), and by the Crow Point Fund's shareholders. The terms of each Advisory Agreement comply or will comply with section 15(a) of the Act.

3. Under the terms of the Advisory Agreement, the Adviser is responsible for the overall management of the Crow Point Fund's business affairs and selecting investments according to its investment objectives, policies and restrictions. For the investment management services that it provides to the Crow Point Fund, the Adviser receives the fee specified in the Advisory Agreement, based on the Fund's average daily net assets. The Advisory Agreement also permits the Adviser to retain one or more subadvisers for the purpose of managing the investments of all or a portion of the assets of the Fund. Pursuant to this authority under the Advisory Agreement, the Adviser may enter into investment subadvisory agreements with Subadvisers to provide investment advisory services to the Funds (each, a "Subadvisory Agreement" and together, the "Subadvisory Agreements").

name of the Subadviser. For the purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] The Adviser will enter into substantially similar investment advisory agreements to provide investment management services to each future Fund (each future Advisory Agreement included in the term "Advisory Agreement").

[3] The term "Board" also includes the board of trustees or directors of a future Fund.

Each Subadviser will be registered as an investment adviser under the Advisers Act or exempt from registration under the Advisers Act. The Adviser will supervise, evaluate and allocate assets to the Subadvisers, and make recommendations to the Board about their hiring, retention or release, at all times subject to the authority of the Board. The Adviser will compensate each Subadviser out of the fees paid to the Adviser under the Advisory Agreement.

4.   Applicants request an order to permit the Adviser, subject to Board approval, to select Subadvisers and enter into and materially amend Subadvisory Agreements without obtaining shareholder approval. The terms of each Subadvisory Agreement will comply with the requirements of section 15(a) of the Act. Each Subadvisory Agreement will be approved by the Trust's Board, including by a majority of the Independent Trustees, in accordance with section 15(a) and 15(c) of the Act. The requested relief will not extend to any subadviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund or the Adviser, other than by reason of serving as a subadviser to one or more of the Funds (an "Affiliated Subadviser").

5.   Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[4] and (b) the Fund will make

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[4]   A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.

the Multi-manager Information Statement available on the website identified in the Multi-manager

Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager

Information Statement) is first sent to shareholders, and will maintain it on that website for at least

90 days.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to

act as an investment adviser to a registered investment company except pursuant to a written

contract that has been approved by the vote of a majority of the company's outstanding voting

securities. Rule 18f-2 under the Act provides that each series or class of securities in a series

investment company affected by a matter must approve that matter if the Act requires shareholder

approval.

2.   Section 6(c) of the Act provides that the Commission may exempt any person,

security, or transaction or any class or classes of persons, securities, or transactions from any

provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in

the public interest and consistent with the protection of investors and the purposes fairly intended by

the policy and provisions of the Act. Applicants state that the requested relief meets this standard.

3.   Applicants assert that the shareholders expect the Adviser and the Board to select the

Subadvisers for the Funds that are best suited to achieve each Fund's investment objective.

Applicants assert that, from the perspective of the investor, the role of the Subadvisers is

substantially equivalent to that of the individual portfolio managers employed by the Adviser.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C
and Item 22 of Schedule 14A under the Exchange Act for an information statement. Multi-manager
Information Statements will be filed electronically with the Commission via the EDGAR system.

Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose costs and unnecessary delays on the Funds, and may preclude the Adviser from acting promptly in a manner considered advisable by the Board. Applicants note that the Advisory Agreement and any Subadvisory Agreement with an Affiliated Subadviser will remain subject to sections 15(a) and 15(c) of the Act and rule 18f-2 under the Act, including the requirement for shareholder voting.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2. Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to the application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3. Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

4. The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5. At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6. Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7. The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund's assets and, subject to review and approval of the Board, will: (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund's assets; (c) allocate and, when appropriate, reallocate each Fund's assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund's investment objective, policies and restrictions.

8. No trustee or officer of the Trust or a Fund, or director, manager, or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the

Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

9.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

10.   Any new sub-advisory agreement or any amendments to a Fund's existing Advisory Agreement or sub-advisory agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Fund will be submitted to the Fund's Shareholders for approval.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary